UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Ned L. Sherwood

151 Terrapin Point

Vero Beach, FL 32963

(772) 257-6658

with a copy to:

Sara L. Terheggen

The NBD Group, Inc.

350 N. Glendale Ave, Ste B522

Glendale, California 91206

(310) 890-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y62267409	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,157,444.70*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,157,444.70*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,157,444.70*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24%**
14	TYPE OF REPORTING PERSON IN

*	Includes (i) 2,142,115 common units held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 15,329.70 common units held by the ZS Fund L.P. Employees’ Retirement Plan FBO Ned Sherwood, of which Ned. L. Sherwood is the beneficiary and trustee. Ned. L. Sherwood disclaims beneficial ownership of such common units except to the extent of his pecuniary interest therein.

**	All percentages reported herein are calculated based upon 29,807,098 common units outstanding as of November 13, 2024, as reported on the Form 6-K filed by Navios Maritime Partners L.P. on November 14, 2024.

CUSIP No. Y62267409	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,142,115*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,142,115*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,142,115 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.19%**
14	TYPE OF REPORTING PERSON IN

**	All percentages reported herein are calculated based upon 29,807,098 common units outstanding as of November 13, 2024, as reported on the Form 6-K filed by Navios Maritime Partners L.P. on November 14, 2024.

CUSIP No. Y62267409	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on November 28, 2023 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

ITEM 2. Identity and Background.

(a)	This Schedule 13D is filed by Ned L. Sherwood (“Sherwood”) and MRMP-Managers LLC, a Delaware limited liability company (“MRMP” and together with Sherwood, the “Reporting Persons”).

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

On November 12, 2024, November, 14, 2024 and November 16, 2024, MRMP acquired an aggregate of 200,000 common units for an aggregate purchase price of approximately $11,659,856, excluding brokerage commissions. The source of such funds was investment capital.

Since the original Schedule 13D was filed on November 28, 2023, MRMP and ZS Fund have made various sales and/or purchases not previously reported. MRMP purchased 467,500 units following the original Schedule 13D filing and before November 12, 2024. ZS Fund sold 141,670 units following the original Schedule 13D filing and before November 12, 2024.

ITEM 4. Purpose of Transaction.

On November 20, 2024, Sherwood delivered a letter (the “November 2024 Letter”) to the Board of Directors of the Issuer coinciding with the filing of the Schedule 13D. A copy of the November 2024 Letter is attached hereto as Exhibit 1 and is incorporated in its entirety herein by reference. Sherwood intends to have conversations, meetings and other communications with the management of the Issuer, unitholders and other persons, in each case to discuss the Issuer’s business, strategies and other matters related to the Issuer. These communications may include a discussion of options for enhancing unitholder value, including the matters discussed in the November 2024 Letter.

CUSIP No. Y62267409	SCHEDULE 13D	Page 5 of 7 Pages

Except as otherwise disclosed herein, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	any action similar to those enumerated above.

The Reporting Persons intend to review their investment in the Issuer’s Units on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units, selling some or all of their Units, or changing their intention with respect to any and all matters set forth in subparagraphs (a) - (j) of this Item 4.

CUSIP No. Y62267409	SCHEDULE 13D	Page 6 of 7 Pages

ITEM 5. Interest in Securities of the Issuers.

(a)	Mr. Sherwood beneficially owns in the aggregate 2,157,444.70 (representing approximately 7.24% of the Issuer’s outstanding Units), which includes (i) 2,142,115 Units held by MRMP, or the MRMP Units, and (ii) 15,329.70 Units held by ZS Fund L.P. Employees’ Retirement Plan FBO Ned Sherwood, or the ZS Fund Units.

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon 29,807,098 common units outstanding as of November 13, 2024, as reported on the Form 6-K filed by Navios Maritime Partners L.P. on November 14, 2024.

(c)	Transactions effected by MRMP in the common units in the last 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. Except as reported on Schedule A to this Amendment No. 1, no Reporting Person has effected any transactions in the Issuer’s common units during the last 60 days. Additional transactions occurred since November 23, 2023 but prior to November 12, 2024 that were not previously reported. These transactions include sales by ZS Fund of 141,670 units and purchases by MRMP of 467,500 units.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Letter to the Board of Directors of the Issuers and the Issuer, dated November 20, 2024

Exhibit 2:	Transactions in the Units

*****

CUSIP No. Y62267409	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

November 20, 2024	Ned L. Sherwood

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood

November 20, 2024	MRMP-Managers LLC

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Chief Investment Officer